U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25



NOTIFICATION OF LATE FILING

                                                     ---------------------------
                                                             CIK# 0001065581
                                                         Filing Number 001-15977
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                                                     ---------------------------
                                                                 CUSIP #
                                                               339752-10-7
                                                     ---------------------------



Form 10-K and Form 10-KSB                                         Form 10-Q and Form
           [ ]               Form 20-F [ ]      Form 11-K [  ]        10-QSB [X ]        Form N-SAR  [  ]
                                                                     June 30, 2002



For Period Ended:  June 30, 2002


[  ]     Transition Report on Form 10-K
[  ]     Transition Report on Form 20-F
[  ]     Transition Report on Form 11-K
[  ]     Transition Report on Form 10-Q
[  ]     Transition Report on Form N-SAR


For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information


Full Name of Registrant:                   Tiger Telematics, Inc.

Former Name, if Applicable:                Floor Decor, Inc.

Address of Principal Executive Office:     6001 Powerline Rd., Fort Lauderdale,
                                           FL 33309

PART II - Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed (check box if appropriate):

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. [ X ]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or a portion thereof will be filed on or before the fifth calendar day following the prescribed due date. [ X ]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]

PART III - Narrative


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

"The Company has experienced delays in receiving certain information relating to its recently-acquired subsidiary, Comworxx, Inc., which information is essential for filing the Company's report."


PART IV - Other Information


(1) Name and telephone number of person to contact in regard to this notification:

     Mike Carrender - CFO   954-351-9833

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [ X ] Yes    [    ]  No

(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ X ] Yes    [   ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tiger Telematics, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


----------------------------
By:      Mike Carrender
         Executive Vice President,CFO,
         for the registrant and as principle financial officer


Date:    8/14/02

Attachment A

The Company expects to report an increase in revenue for the second quarter ended June 30, 2002 as compared to revenue of $744,000 for the second quarter ended June 30, 2001. The Company expects to report a substantial increase in net operating loss for the second quarter of 2002 as compared to the net operating loss of $381,000 for the second quarter of 2001.